File No.: 82-1978

03 JUL -3 AM 7:21



BCSC British Columbia Securities Commission

SUPPL

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)



03024344

Freedom of Information and Protection of Privacy Act: The [illegible] in this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT Y M D
CURLEW LAKE RESOURCES INC.			03 04 30	03 06 16
ISSUER ADDRESS: B – 104, 20641 LOGAN AVENUE				
CITY/ LANGLEY	PROVINCE BC	POSTAL CODE V3A 7R3	ISSUER FAX NO. 604-534-4310	ISSUER TELEPHONE NO. 604-534-4377
CONTACT PERSON SHIRLEY DYER		CONTACT'S POSITION SECRETARY		CONTACT TELEPHONE NO. 604-534-4377
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"ROBERT B. PINCOMBE"	ROBERT B. PINCOMBE	03 06 18
"MICHAEL G. WALKER"	MICHAEL G. WALKER	03 06 18

FIN51-901F Rev.2000/12/19

dlw 7/9

CURLEW LAKE RESOURCES INC.
FORM 51-901F – QUARTERLY REPORT
FOR THE PERIOD ENDED APRIL 30, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the period ended April 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached unaudited consolidated financial statements for the period ended April 30, 2003.

2. See Note 8 to the attached unaudited consolidated financial statements for the period ended April 30, 2003.

3. a) No securities were issued during the period ended April 30, 2003

   b) Summary of options granted during the period ended April 30, 2003

Number of Shares	Exercise Price	Expiry Date
1,600,000	$ 0.10	February 3, 2008

4. a) See Note 8 to the attached unaudited consolidated financial statements for the period ended April 30, 2003.

   b) See Note 8 to the attached unaudited consolidated financial statements for the period ended April 30, 2003

   c) See Note 8 to the attached unaudited consolidated financial statements for the period ended April 30, 2003.

   d) See Note 8 to the attached unaudited consolidated financial statements for the period ended April 30, 2003.

5. List of directors and officers: R.B. Pincombe, Director and President
   Michael G. Walker, Director
   Cameron G. Troyer, Director
   Eric N. Ascroft, Director and Vice President/Finance
   Shirley Dyer, Secretary

CURLEW LAKE RESOURCES INC.
April 30, 2003
Form 51-901.F – Schedule "C"
Management Discussion

1. Description of Business
Curlew Lake Resources Inc. is an independent oil and natural gas exploration, development and production company with operations in the western sedimentary basins of Canada and the Unites States. Management has undertaken to maximize shareholder value through a combination of participation in low-risk development and acquisition of oil and gas properties, as well as participation in high-risk, high potential exploration projects. The common shares of the Company trade on the TSX Venture Exchange under the symbol **CWQ.**

2. Discussion of Operations and Financial Condition
The following should be read in conjunction with the financial statements of the Company and notes thereto (Schedule A).

Turner Valley Oil and Gas Project, Alberta
The main target area, referred to as Turner Valley North, is just south of Calgary, Alberta. The current geological interpretation indicates a long (37km/23 mile) deep anticlinal structure, with associated thrust faults, that generally underlies and is adjacent to the current/historical Turner Valley field and associated overthrust fault blocks. The Company has participated in five successful oil and/or gas wells on Company interest lands in this area to date. Two of these wells are currently in production and two await pipeline connections (expected in the next 30-60 days). The other well is on line but still undergoing clean up testing.

The first successful well drilled by our group in the southern portion of our Turner Valley land holdings discovered a deep Devonian gas reservoir. A report dated July 12, 1999, received from Farries Engineering (1997) Ltd. of Calgary, Alberta, provided a Reserve and Economic Evaluation of the Hartell Wabamum Crossfield D-1 Pool, which includes the discovery well at 4-13-19-2 W5M and the proposed deepening or replacment of the 11-12-19-2 W5M well. Total Proven and Probable Reserves net to Curlew Lake's interest are reported as 4,536.5 million Cubic Feet (MMCF) of raw gas; 2,948.7 MMCF sales gas; 65.3 thousand Barrels (MBLLS) of condensate; and 40.8 thousand long tons (MLT) of sulphur. This pool is in the southern portion of our Turner Valley land holdings. On March 31, 2001 the Company and its partners in this pool entered into an agreement with Fortune Energy Inc. whereby Fortune will deepen or redrill the Stampede et al HZ Hartell 11-12-19-2 W5M well, and tie in both wells for production, at its sole cost. Prior to the earn-in by Fortune, Curlew Lake and partners will recoup approximately $3.8 million (Curlew Lake share is 10%) related to the original drilling and completion of the well. Fortune will earn 50% of Curlew Lake's interest in the two wells and associated lands, and become the operator of the Turner Valley South gas pool lands.

On lands farmed out to Imperial Oil in the north central portion of the Turner Valley lands, two successful wells, the 2-21-21-3 W5M and the 10-16-21-3 W5M, have been drilled and placed on production. Both wells connect to a new 23 km pipeline built by Impact Energy Inc., which delivers the gas and associated liquids (oil) to the Quirk Creek gas plant owned by Imperial Oil. Production from these wells has been intermittent, due to a pipeline break and gas plant problems. The problems have been resolved, and production resumed in February 2003. The Company holds a royalty interest until payout and then a 1.312% to 2.188% after payout working interest.

On June 27, 2001 the Company concluded a sale and farm out agreement of its interest in 259 hectares (640 acres) of P&NG rights in the northern portion of its Turner Valley land holdings. The agreement, with Impact Energy Inc., covers land immediately adjacent to their Whiskey Creek gas discovery well, now producing. Under the terms of the agreement, Curlew Lake sold a working interest of 1.09375% for $56,000.00 plus 17,500 common voting shares of Impact. Impact has also farmed in to an additional 49.8% working interest in this lease, of which Curlew Lake's pre farmout interest was 3.2813%. After cost recovery by Impact of the cost of drilling and completing a well on the lease, .8531% of the farmed out interest will revert to Curlew Lake. Curlew Lake also retained a 1.575% direct working interest in the lease. The Company completed an agreement dated November 1, 2001, whereby Curlew Lake is carried for 100% of its 1.575% share of the costs of drilling and completing the well, and will receive 15% before payout and 50% after payout on the interest. Curlew Lake will hold a royalty and carried interest of 15% of its original interest before payout and a working interest of 1.6406% after payout. This well, the Impact et al Calgary 6-8-22-3 W5M, is a gas well with significant liquids with production facilities and pipeline connection presently under construction. The operator has announced the well should produce at an initial rate of 7-10 mmcf/d (raw gas) plus natural gas liquids, against pipeline pressure, commencing in June 2003.

The Stampede Turner Valley 2-34-20-3 W5M well commenced drilling on August 21 and reached total depth on November 9, 2000. This well, located about 4.8 km (3 miles) south of the 10-16 well noted above, was drilled to test the Regional Turner Valley formation. The operator reports a 31m (100 feet) thick, good quality, oil bearing reservoir. Environmental concerns and technical problems have caused extensive delays in production flow testing. After receiving regulatory approval, the operator resumed the testing program and constructed a short pipeline to facilitate production in late 2002. The operator is presently applying remedies to overcome possible reservoir damage in attempts to produce what appears to be a Mississippian Turner Valley oil well. The flow rate of this well has been disappointingly erratic, though at times encouraging. The operator, Stampede oils Inc. is currently in litigation that, while not affecting Curlew Lake's holdings, may affect the timing of work in this area.

Negotiations are ongoing by the Company and its partners to sell and/or farm out leases in the Turner Valley. This will speed up development work in the area and reduce funding requirements until the Company has sufficient cash flow to fund development internally. The Company holds interests ranging from 1.25% to 10%, with an average of about 5%, in approximately 10,000 hectares (25,000 acres) in the Turner Valley area.

Ekho Oil Project, San Joaquin Valley, California

The Company signed a Letter of Intent with Tri-Valley Oil and Gas ("TVOG") in July 1999 followed by a formal participation Agreement and Joint Operating Agreement on August 24, 1999. The agreement provided for Curlew Lake's participation in the Ekho Project by funding 5% of the estimated $9,500,000 U.S cost of reimbursing TVOG for land and data costs and the drilling of a test well to 19,000 feet in the center of the south San Joaquin Valley near Bakersfield, California. The Company must participate in three wells to earn its interest in the project. TVOG retains a 12.5% carried interest to payout, which converts to a 25% working interest after payout on the first three wells. The Company's share of costs will be 5% before payout and 3.75% after payout, and its share of working interest revenue will be 4.375% before payout and 3.75% after payout. The Vancouver Stock Exchange accepted for filing the Letter of Intent agreement on this project by letter of July 30, 1999.

Located 40 miles northwest of Bakersfield, California, the Ekho No. 1 was the first of three wells scheduled to test a large structurally controlled stratigraphic trap identified geologically and confirmed

by seismic data. The target formation is the Temblor sandstones, a thick package of Middle and Lower Miocene horizons in which previous drilling identified hydrocarbon prone sections.

Drilling of the Ekho No. 1 well began on February 7, 2000, and on May 7, 2000 the well had reached total depth of 19,085 feet, under budget and ahead of schedule. The drilling indicated that the primary target, the Vedder Sand, has a gross sand thickness of 440 feet. As projected, other horizons with indications of hydrocarbons include the Phacoides, Olcese and Antelope/MacDonald intervals. Log interpretation indicated a potential for commercial hydrocarbons in all the sands. The hole was cased to the top of the Vedder Sands at 18,015 feet. Open hole flow testing, completed by June 27, 2000, produced high quality oil with an API of 48.7 degrees, and associated natural gas with a net BTU content of 1,460 with no water, H2S, CO2 or nitrogen. Subsequent flow testing indicated insufficient flow rates. The partners then decided to proceed with a three-stage hydraulic fracturing program. A data frac completed by September 23 did not indicate clear cut fracturing. The operator reported that U.S. $218,225 was still on hand, to be held pending possible future abandonment costs.

The operator, after consulting with experts in reservoir stimulation techniques, concluded that a 'state of the art' hydraulic fracturing program is required. The well is shut in with a wellhead pressure of approximately 10,000 psi. The Company will have to raise additional funds to maintain its 5% interest in the project. Due to the delays in commencement of production testing the Company has written the investment in this project down to a nominal value. However, it is the opinion of management that this well and the overall project, with a potential for 40 additional wells, has exceptional risk/reward aspects. The Company plans to participate in any future exploration programs in this area, finances permitting.

Other Projects

The Company retains a 5.5% working interest in the Forum Prospect in the City of Inglewood, California. The operator has advised that they will re-activate the project following the establishment of sufficient corporate cash flow.

Management of the Company is examining other natural resource opportunities with a view to expanding corporate activities as finances permit.

3. Material Expenditures

During the period ended April 30, 2003 the Company recorded a loss of $37,596, compared to a loss of $42,792 at April 30, 2002, mainly due to a reduction in professional fees. The reduction in accounts payable of $88,492 is due to the repayment of outstanding loans and the write down of payables related to the 2-34 well in the Turner Valley. The Company paid its share of the original AFE (Authority for Expenditure) on this well, however it did not signed subsequent AFE's nor agree to pay further invoices and will accept penalties allowed under the Operating Agreement, which may result in a reduced interest in the well.
A Company controlled by the President receives or accrues $5,000 per month for services, including performance of corporate business, arranging financing for company activities and investor relations. Loans to the Company from a Company controlled by the President totaled $212,932 at the end of the period.

4. Investor Relations Activities

Investor relations and shareholder information continues to be provided by management of the Company, as noted above.

5. Subsequent Events

On February 5, 2003, production resumed on the 2-21-21-3 W5M well operated by Imperial Oil, and the 10-16-21-3 W5M operated by Anadarko Petroleum. The wells had been out of production for about 9 months due to a pipeline break. The Company is now receiving a small pre-payout royalty on the 2-21 well, which will convert to a working interest after payout. A working interest in the 10-16 well will provide further income after payout and a non-participation penalty. High prevailing natural gas prices will accelerate payout on these wells.

6. Financings, Principle Purposes & Milestones

No financing activities were undertaken during the quarter.

7. Liquidity and Solvency

The Company has limited revenue at this time. In the past corporate capital requirements have been provided by equity subscriptions and/or exercise of options or warrants. Although revenue from production should increase during 2003, additional funds may be required for property acquisitions and/or exploration programs. The Company proposes to meet any additional financing requirements through the exercise of outstanding stock options and warrants or equity financing. In light of continually changing financial markets, there is no assurance that funding will be possible at the times required or desired by the Company.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30

	2003	2002
ASSETS		
Current		
Cash	$ 22,559	$ 61,905
Receivables	1,605	1,439
	24,164	63,344
Long-term investment (Note 3)	28,000	1
Capital assets (Note 4)	12,991	13,055
Resource properties and equipment (Note 5)	1,783,472	2,665,098
	$ 1,848,627	$ 2,741,498
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 186,046	$ 274,538
Due to related party (Note 7)	212,932	218,650
	398,978	493,188
Shareholders' equity		
Capital stock (Note 8)	11,227,753	11,072,753
Deficit	(9,778,104)	(8,824,443)
	1,449,649	2,248,310
	$ 1,848,627	$ 2,741,498

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Robert B. Pincombe" Director "Michael G. Walker" Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
PERIOD ENDED APRIL 30

	2003	2002
INCOME		
Petroleum and natural gas sales, net	$ 1,865	$ 985
EXPENSES		
Interest and bank charges	3,660	2,942
Abandonment & site	207	-
Management fees	15,000	15,000
Office and miscellaneous	2,948	2,365
Professional fees	1,260	7,492
Regulatory and transfer fees	4,530	4,121
Rent	3,605	3,470
Telephone	1,719	1,817
Travel and promotion	532	570
Wages and benefits	6,000	6,000
	39,461	43,777
Loss for the period	(37,596)	(42,792)
Deficit, beginning of period	(9,740,508)	(8,781,651)
Deficit, end of period	(9,778,104)	(8,824,443)

The accompanying notes are an integral part of these consolidated financial statements

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
PERIOD ENDED APRIL 30

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	(37,596)	(42,792)
Changes in non-cash working capital items:		
Decrease in receivables	53	1,050
Increase in long-term investments	(4,375)	-
Increase in prepaid expenses	-	(1,774)
Increase (decrease) in accounts payable and accrued liabilities	(138,377)	(114,780)
Increase (decrease) in due to related party	-	(16,426)
Increase (decrease) in drilling obligations	139,516	88,995
Net cash provided by (used in) operating activities	(40,779)	(85,697)
Cash flows from financing activities		
Capital Stock issued	-	131,500
Net cash provided by financing activities	-	131,500
Change in cash position during period	(40,779)	45,773
Cash position, beginning of period	63,338	16,132
Cash position, end of period	22,559	61,905
Cash paid during the period:		
Interest expense	3,446	2,247

Supplement disclosure with respect to cash flows - Nil

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the Company Act of British Columbia and its operations include the acquisition, exploration and development of and the production from oil and gas properties in Alberta, Canada and the United States. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

	2003	2002
Deficit	$ (9,778,104)	$ (8,824,443)
Working capital (deficiency)	(161,882)	(211,194)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Greypower Resources Ltd. ("Greypower"), a company incorporated in the province of Alberta, and Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated.

Use of estimate

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful life using the declining balance method at rates of 20% and 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties and equipment

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

Depletion and amortization

Total capitalized costs plus a provision for future development costs, are depleted and amortized, on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a relative energy equivalent basis. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

Ceiling test

In applying the full cost method, the Company will perform a ceiling test in the future which restricts the capitalized costs including a provision for future development costs less accumulated depletion and amortization, deferred future income taxes and accumulated provision for future removal and site restoration costs from exceeding an amount equal to the estimated undiscounted future net revenues from proved reserves based on year end prices and costs, and after deducting estimated future removal and site restoration costs, general and administrative expenses, financing costs and income taxes, plus the lower of cost or fair market value of unproved properties.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties and equipment (cont'd...)

Ceiling test (cont'd...)

Capitalized costs to acquire significant proved reserves are excluded from the ceiling test for a period of 24 months following acquisition, provided any excess of costs over future net revenues is not considered to represent a permanent impairment of the ultimate recoverable amount.

Future removal and site restoration

Estimated future removal and site restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization.

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

Long-term investments

The Company records investments in which it does not have significant influence at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V") (Note 8). Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented diluted loss per share has not been computed as it proved to be anti-dilutive.

Loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. LONG-TERM INVESTMENT

The Company holds 17,500 common shares of Impact Energy Inc. ("Impact"), a public company listed on the Toronto Stock Exchange, received as part of an agreement to sell and farmout a portion of its interest in the Turner Valley Oil Project.

4. CAPITAL ASSETS

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 41,983	$ 35,435	$ 6,548	$ 36,938	$ 33,710	$ 3,228
Office equipment	50,197	43,754	6,443	50,197	42,144	8,053
	$ 92,180	$ 79,189	$ 12,991	$ 87,135	$ 75,854	$ 11,281

5. RESOURCE PROPERTIES AND EQUIPMENT

	2003	2002
Forum Prospect	$ 1	$ 1
Turner Valley Oil Project	3,169,399	3,268,914
EKHO Project	1	777,738
Camp Colorado Prospect	1	-
	3,169,402	4,046,653
Less: accumulated depletion and amortization	(1,381,555)	(1,381,555)
	$ 1,787,847	$ 2,665,098

Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights.

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests in certain petroleum and natural gas leases. During the fiscal year ended 2002, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interest. In accordance with one of the farmout agreements, the Company received 17,500 common shares of Impact with a value of $28,000. This amount has been applied against the capitalized costs of project. The Company is in a non-operator position on all leases in this area.

EKHO Project, California, USA

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, USA. Pursuant to the Participation Agreement, TVOG has a 12.5% carried interest to pay-out which then converts to a 25% working interest. The Company holds a 4.38% working interest in the project. The Company must participate in the first three wells in order to earn the ongoing right to participate on a heads up basis in other wells drilled within the property. TVOG will be the operator and will conduct all drilling and production operations on the EKHO Project leases held by TVOG. The operator has had difficulty in funding the project and management decided to write-down its investment to a nominal value.

Camp Colorado Prospect, Coleman County, Texas

The Company holds a 5% working interest in the exploration and development of certain oil and gas leases and including two producing gas wells. In fiscal 2002, as production diminished, management decided to write-down its investment to a nominal value.

6. DUE TO RELATED PARTY

Amounts due to related party bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, are unsecured with no specific terms of repayment. However, the Company has received assurance from the related party that the loan would not be called within the next 12 months.

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
1,000,000,000 common shares without par value		
Issued		
As at April 30, 2003	36,529,526	$ 11,227,753

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

	Number of Shares	Exercise Price	Expiry Date
	1,600,000	$ 0.10	February 3, 2008

8. CAPITAL STOCK (cont'd…)

Stock options (cont'd…)

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, January 31, 2003	-	$ -
Options granted	1,600,000	0.10
Balance, April 30, 2003	1,600,000	$ 0.10
Number of options currently exercisable	1,600,000	$ 0.10

Warrants

The following warrants to acquire common shares were outstanding at April 30, 2003:

Number of Shares	Exercise Price	Expiry Date
500,000	$ 0.10	June 8, 2003
1,000,000	0.10	September 30, 2003
315,000	0.10	April 17, 2004
1,000,000	0.10	April 25, 2004

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the period ended April 30, 2003 included:

a) The Company had a reduction of accounts payable in the amount of $151,405 which has been applied against the capitalized cost of the Turner Valley Oil Project.

10. INCOME TAXES

The potential income tax benefit of these losses and tax pool balances has been offset by a valuation allowance.

A reconciliation of current income taxes at statutory rates with the reported taxes are as follows:

	2003	2002
Loss before taxes	$ (958,857)	$ (241,543)
Income taxes at statutory rates	$ (379,707)	$ (95,651)
Non deductible expenses and adjustment for income tax	1,321	1,345
Write-down of resource properties and equipment	307,984	12,179
Unrecognized benefits of non-capital losses	70,402	82,127
Total current taxes	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future tax assets and liabilities are as follows:

	2003	2002
Future income tax assets:		
Non-capital loss carryforwards	$ 520,049	$ 585,079
Resource properties	527,301	454,127
Capital assets	28,429	28,926
Investments	-	47,000
	1,075,779	1,115,132
Less: Valuation allowance	(1,075,779)	(1,115,132)
	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,384,000. These losses, if not utilized, will expire commencing in 2004. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

11. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (2002 - $15,000) to a company controlled by a director.

b) Paid or accrued wages of $6,000 (2002 - $6,000) to the secretary of the Company.

c) Paid or accrued interest expense of $3,446 (2002 - $2,247) to a company controlled by a director for loans.

Included in accounts payable and accrued liabilities at April 30, 2003 is $Nil (2002 - $7,510) due to the secretary of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and amounts due to related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of the amounts due to related parties is not determinable as they have no repayment terms.